
Mail Stop 3720

September 1, 2006

Ilan Kenig
Chief Executive Officer
Unity Wireless Corporation
7438 Fraser Park Dr.
Burnaby, BC V5J 5B9
Canada

> **RE**: **Unity Wireless Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 1, 2006**
> **File No. 0-30620**

Dear Mr. Kenig:

We have reviewed your filing and your response letter filed on August 16, 2006. We have limited our review to those matters raised in our prior comment letter dated April 14, 2006 and the additional comments set forth, below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1.   It appears that shareholder approval of the proposal to increase your number of authorized shares from 150 million to 400 million is necessary to facilitate the acquisition of Celerica and Celletra. According to disclosure in your preliminary proxy statement, you have completed the acquisition of Celerica, Inc., have executed a definitive agreement for the purchase of Celletra Ltd., and you issued convertible preferred shares in lieu of common stock because you did not have a sufficient number of authorized common stock to consummate the acquisitions. We also note that you do not have a sufficient number of authorized shares to allow the holders of preferred stock to receive shares of common stock upon conversion. Therefore, please revise the preliminary proxy statement to comply with Note A and Item 14 of Schedule 14A with respect to your acquisition of Celerica and your planned acquisition of Celletra. We may have further comments after we review your revisions.

Voting Securities

2.   We note that your Series A convertible non-redeemable preferred shares are entitled to 1,000 votes for each Series A preferred shares. We also note that the holders of the Series A preferred shares will benefit from approval of the amendment to increase the number of authorized shares of common stock because their Series A preferred shares will automatically convert into a total of 20,000,000 shares of common stock upon effectiveness of the amendment. Please highlight this fact and, if appropriate, provide disclosure required by Item 5 of Schedule 14A regarding the interest of certain persons in matters to be acted upon.

Security Ownership of Certain Beneficial Owners and Management

3.   Since the Series A preferred shares are voting securities, please provide the disclosure required by Item 403 of Regulation S-B with respect to the beneficial ownership of Series A preferred shares. Furthermore, since the Series A preferred stock has 1,000 votes per Series A preferred share, we suggest that you also disclose the total voting power represented by the common stock and/or Series A preferred stock held by each beneficial owner.

Item III. Adoption of Amendment to Certificate of Incorporation

4.   We note your response to prior comment one of our letter dated April 14, 2006 and the table that you have included in your proxy statement. Please provide a separate table showing the current number of issued shares, the current number of authorized shares that are reserved for specific purposes, and the current number of authorized but unreserved shares. This will help illustrate the impact of the proposal to increase your authorized shares if shareholders approve the amendment and if shareholders do not approve the amendment.

5.   Please include in your table the number of shares reserved for the payment of interest on the secured convertible notes sold in the February 2006 financing.

6.   We note the company's statement that: "should the stockholders fail to approve the Amendment [by June 28, 2006], the Company will be required to seek immediate financings to repay the Notes and to pay the related penalties. The Company does not have any arrangement to obtain the funds that would be required for this purpose." Please revise to clarify whether you are currently in default under the agreement and to disclose the aggregate amount you will be required to pay to repay the notes and related penalties.

7.   Please discuss what impact non-approval of this proposal will have on your acquisitions of Celerica and Celletra and related obligations.

* * * *

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs
For Larry Spirgel
Assistant Director